July 29, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549

Attn:  Barbara C. Jacobs, Assistant Director
           Matthew Crispino, Staff Attorney

RE:         Attunity Ltd
Registration Statement on Form F-3 Filed on July 22, 2015
File No. 333-205798

Ladies and Gentlemen:

Attunity Ltd (“Attunity”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 30, 2015, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

Attunity acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Attunity from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

•
Attunity may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attunity understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Attunity is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the referenced above registration statement.

Very truly yours, ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:          Howard E. Berkenblit, Esq. (Zysman, Aharoni, Gayer and Sullivan & Worcester LLP)
Ido Zemach, Adv. (Goldfarb Seligman & Co.)

Attunity Ltd	אטיוניטי בע"מ
16 Atir Yeda St.	רחוב עתיר ידע 16
Advice House, 5th Floor	בית אדוויס, קומה 5
Kfar Sava 4464321	כפר סבא 4464321
Tel: +972-9-899-300	טל' 899-3000 - 09
Fax: +972-9-899-3001	פקס: 899-3001 – 09
www.attunity.com